                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of September 30, 2001

                          Aramex International Limited
                 (Translation of Registrant's Name Into English)

                         2 Badr Shaker Alsayyab Street
                           Um Uthayna, Amman, Jordan
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                      Form 40-F
              -------                                             -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                                  No     X
            -------                                               -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):)

                          ARAMEX INTERNATIONAL LIMITED
                           CONSOLIDATED BALANCE SHEETS
                  AS OF SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                     UNAUDITED                   AUDITED
                                                 SEPTEMBER 30, 2001         DECEMBER 31, 2000
                                                         US$                       US$
ASSETS
CURRENT ASSETS
     Cash on hand and at banks                       $        10,971          $        9,077
     Receivables, net                                         28,807                  26,346
     Other current assets                                      4,579                   3,896
                                                         ------------           -------------
          TOTAL CURRENT ASSETS                                44,357                  39,319

     Property, plant and equipment, net                        6,459                   7,205
     Goodwill, net                                             1,022                   1,134
     Investment in available for sale securities               2,723                   2,634
     Investment in affiliate                                   1,647                   2,281
     Other assets                                              2,697                     982
                                                         ------------           -------------
          TOTAL ASSETS                               $        58,905          $       53,555
                                                         ============           =============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Due to banks                                    $           870          $          662
     Current portion of long term debt                           378                     504
     Trade payables                                            6,700                   7,925
     Other current liabilities                                 7,803                   4,589
                                                         ------------           -------------
          TOTAL CURRENT LIABILITIES                           15,751                  13,680

     Long term debt                                              269                     430
     Deferred income taxes                                        11                      24
     Other liabilities                                         2,688                   2,402
                                                               2,968                   2,856

     MINORITY INTERESTS IN SUBSIDIARIES                        2,088                   2,059

SHAREHOLDERS' EQUITY

     Share capital                                                49                      49
     Additional paid in capital                               12,422                  12,349
     Accumulated other comprehensive income                       52                     189
     Retained earnings                                        25,575                  22,373
          TOTAL SHAREHOLDERS' EQUITY                          38,098                  34,960
                                                         ------------           -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $        58,905          $       53,555
                                                         ============           =============

                          ARAMEX INTERNATIONAL LIMITED
                   CONSOLIDATED COMPARATIVE INCOME STATEMENTS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
             (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                           UNAUDITED               UNAUDITED
                                        NINE MONTHS ENDED       NINE MONTHS ENDED
                                       SEPTEMBER 30, 2001      SEPTEMBER 30, 2000

Express Revenue                           $   37,071           $     35,416
Freight Forwarding                            33,835                 30,014
MED                                            2,243                  2,154
Domestic                                      10,221                  8,503
Other                                          1,992                  1,576
                                         ------------           -------------
TOTAL  REVENUE                                85,362                 77,663

Express Cost                                  14,473                 13,566
Freight Forwarding                            26,311                 23,758
MED                                            1,608                  1,626
Domestic                                       2,392                  2,003
Other                                            624                    630
TOTAL COST OF SERVICES                        45,408                 41,583
                                         ------------           -------------
GROSS PROFIT                                  39,954                 36,080

Operating Expenses                            11,259                 10,649
Selling Expenses                               5,387                  5,152
General and Administration Expenses           18,762                 16,743
                                         ------------           -------------
TOTAL OVERHEAD                                35,408                 32,544
OPERATING INCOME                               4,546                  3,536
Other Income (Expenses)                         (492)                   352
INCOME BEFORE INCOME TAX                       4,054                  3,888
Provision For Income Tax                         333                    214
Minority Interests                               518                    368
NET INCOME                                $    3,203           $      3,306
                                         ============           =============
Earnings per share-basic                       $0.66                  $0.68

Earnings per share-diluted                     $0.64                  $0.66

Weighted average number of                 4,882,875              4,874,538
shares outstanding -basic

Weighted average number of                 4,992,960              4,996,280
shares outstanding -diluted


                          ARAMEX INTERNATIONAL LIMITED
                   CONSOLIDATED COMPARATIVE INCOME STATEMENTS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
             (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE DATA)

                                              UNAUDITED             UNAUDITED
                                         THREE MONTHS ENDED    THREE MONTHS ENDED
                                         SEPTEMBER 30, 2001     SEPTEMBER 30, 2000

Express Revenue                        $       12,280         $        11,648
Freight Forwarding                             11,975                  10,256
MED                                               494                     555
Domestic                                        3,519                   2,982
Other                                             714                     595
                                         ------------           -------------
Total  Revenue                                 28,982                  26,036

Express Cost                                    4,896                   4,486
Freight Forwarding                              9,318                   8,115
MED                                               441                     401
Domestic                                          817                     682
Other                                             110                     248
TOTAL COST OF SERVICES                         15,582                  13,932
                                         ------------           -------------
GROSS PROFIT                                   13,400                  12,104

Operating Expenses                              3,876                   3,615
Selling Expenses                                1,857                   1,691
General and Administration Expenses             6,174                   5,655
TOTAL OVERHEAD                                 11,907                  10,961
                                         ------------           -------------
OPERATING INCOME                                1,493                   1,143
Other Income (Expenses)                          (237)                    114
Income Before Income Tax                        1,256                   1,257
Provision For Income Tax                          139                      73
Minority Interests                                105                      49
NET INCOME                             $        1,012          $        1,135
                                         ============           =============
Earnings per share-basic                        $0.21                   $0.23

Earnings per share-diluted                      $0.20                   $0.23

Weighted average number of                  4,886,580               4,876,047
shares outstanding -basic

Weighted average number of                  4,973,993               5,012,625
shares outstanding -diluted

                          ARAMEX INTERNATIONAL LIMITED
                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
        FOR THE PERIODS ENDED SEPTEMBER 30, 2001 AND SEPTEMBER 30, 2000
                         (In Thousands Of U.S. Dollars)


                                                                              UNAUDITED                      UNAUDITED
                                                                          SEPTEMBER 30, 2001             SEPTEMBER 30, 2000
                                                                          ------------------             ------------------
    CASH FLOWS FROM OPERATING ACTIVITIES:
    -------------------------------------
    Income before income taxes                                              $   4,054                       $  3,888
    Adjustments  to reconcile income before tax to net cash from operating activities :
              Depreciation                                                      2,088                          1,602
              Amortization                                                       131                            112
              Provision for employees termination indemnities                    531                            553
              Provision for doubtful debts                                       677                            453
              Interest expenses                                                  86                             56
              loss / (Gain)  on sale of assets                                   14                            (10)
              Loss/(Gain) on exchange                                            165                           (13)
              Share of loss from investment in affiliate                         635                             0

                                                                          ------------------             ------------------
                                                                                8,381                          6,641

    Increase in receivables                                                    (3,138)                        (1,435)
    Increase in other current assets                                            (683)                         (1,214)
    Decrease in payables                                                       (1,226)                        (1,851)
    Decrease in other liabilities                                               (245)                          (424)
    Increase in other current liabilities                                       3,151                          2,242
    Other                                                                       (145)                          (256)
                                                                          ------------------             ------------------
              CASH PROVIDED BY OPERATIONS                                       6,095                          3,703

    Income taxes paid                                                           (278)                          (201)

                                                                          ------------------             ------------------
              NET CASH FROM OPERATING ACTIVITIES                                5,817                          3,502
                                                                          ------------------             ------------------

    CASH FLOWS FROM INVESTING ACTIVITIES:
    ------------------------------------

    Purchase of property, plant and equipment                                  (1,485)                        (1,641)
    Proceeds from sale of assets                                                 28                             154
    Purchase of available for sale securities                                     0                           (1,250)
    Increase in other assets                                                   (1,734)                         (86)
                                                                          ------------------             ------------------
              NET CASH USED IN INVESTING ACTIVITIES                            (3,191)                        (2,823)
                                                                          ------------------             ------------------

    CASH FLOWS FROM FINANCING ACTIVITIES:
    ------------------------------------

    Due to banks, net                                                            208                           (50)
    Interest expenses paid                                                      (92)                           (50)
    Proceeds from long term debt                                                  0                             51
    Repayment of long term debt                                                 (52)                             0
    Payment of capital lease obligations                                        (336)                          (298)
    Issuance of shares                                                           73                              0
    Payments to minority interests                                              (489)                          (69)
    Proceeds from issuance of common stock to minority interest                   -                             57
                                                                          ------------------             ------------------
              NET CASH USED IN FINANCING ACTIVITIES                             (688)                          (359)
                                                                          ------------------             ------------------

    Effect of exchange rate changes on cash                                     (44)                           (69)

    Net increase in cash on hand and at banks                                   1,894                           251

    Cash on hand and at banks, beginning of  period                             9,077                          8,911
                                                                          ------------------             ------------------

    CASH ON HAND AND AT BANKS, END OF PERIOD                                $  10,971                       $  9,162
                                                                          ==================             ==================

NOTES TO INTERIM CONSOLIDATED FINANCIALS:

        1. The accompanying interim consolidated financial statements for the nine-month period ended September 30, 2001 and 2000 have been prepared on substantially the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, which management believes are necessary for a fair presentation of the financial information set forth therein. The results for the nine-month period ended September 30, 2001 are not necessarily indicative of the results for the year.

        2. The interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards (IAS). For purposes of these interim financial statements there are no significant differences between the Company's accounting principles utilized and United States Generally Accepted Accounting Principles (US GAAP).

        3. The International Accounting Standards Committee has issued International Accounting Standard No. 39 "Financial Instruments:
                Recognition and Measurement" that becomes operative for financial statements covering financial years beginning on or after January 1, 2001. The Company's management has already adopted this standard starting January 1, 2001. The adoption of the standard did not have a material impact on earnings and equity.


        4. In June 1998, Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities was issued. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and derivative instruments used for hedging purposes. SFAS No. 133 requires that entities recognize all derivative financial instruments as either assets or liabilities in the statement of financial position and measure those instruments at fair value. SFAS No. 133, as amended by SFAS No. 138, is effective for the Company in its first fiscal quarter of 2001. Management has already adopted SFAS No. 133 as of January 1, 2001. The adoption of the standard did not have a material impact on earnings and equity.